U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

FIRST EAGLE PRIVATE CREDIT FUND,

FIRST EAGLE CREDIT OPPORTUNITIES FUND,

FIRST EAGLE REAL ESTATE DEBT FUND,

FIRST EAGLE TACTICAL MUNICIPAL OPPORTUNITIES FUND,

FIRST EAGLE INVESTMENT MANAGEMENT LLC,

FIRST EAGLE ALTERNATIVE CREDIT, LLC,

FIRST EAGLE ALTERNATIVE CREDIT EU, LLC,

NAPIER PARK GLOBAL CAPITAL (US) LP,

FIRST EAGLE CREDIT OPPORTUNITIES FUND SPV, LLC,

FIRST EAGLE PRIVATE CREDIT FUND SPV, LLC,

NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC,

FIRST EAGLE BERKELEY FUND CLO LLC,

FIRST EAGLE COMMERCIAL LOAN FUNDING 2016-1 LLC,

FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC,

NEWSTAR FAIRFIELD FUND CLO LTD.,

LAKE SHORE MM CLO I LTD.,

LAKE SHORE MM CLO II LTD.,

LAKE SHORE MM CLO IV LLC,

LAKE SHORE MM CLO V LLC,

LJV I MM CLO LLC

FIRST EAGLE DIRECT LENDING FUND IV, LLC,

FIRST EAGLE DIRECT LENDING LEVERED FUND IV, LLC,

FIRST EAGLE DIRECT LENDING IV CO-INVEST, LLC,

FIRST EAGLE DIRECT LENDING LEVERED FUND IV SPV, LLC,

FIRST EAGLE DIRECT LENDING V-A, LLC,

FIRST EAGLE DIRECT LENDING V-B, LLC,

FIRST EAGLE DIRECT LENDING V-B SPV, LLC,

FIRST EAGLE DIRECT LENDING V-C SCSP,

FIRST EAGLE DIRECT LENDING VI-A, LLC,

FIRST EAGLE DIRECT LENDING VI-B, LLC,

FIRST EAGLE DIRECT LENDING VI-C, ELP,

SOUTH SHORE VI LLC,

WIND RIVER 2013-1 CLO LTD.,

WIND RIVER 2013-2 CLO LTD.,

WIND RIVER 2014-1 CLO LTD.,

WIND RIVER 2014-2 CLO LTD.,

WIND RIVER 2014-3 CLO LTD.,

WIND RIVER 2014-3K CLO LTD.,

WIND RIVER 2015-1 CLO LTD.,

WIND RIVER 2016-1K CLO LTD.,

WIND RIVER 2016-2 CLO LTD.,

WIND RIVER 2017-1 CLO LTD.,

WIND RIVER 2017-3 CLO LTD.,

WIND RIVER 2017-4 CLO LTD.,

WIND RIVER 2018-1 CLO LTD.,

WIND RIVER 2018-2 CLO LTD.,

WIND RIVER 2018-3 CLO LTD.,

WIND RIVER 2019-1 CLO LTD.,

WIND RIVER 2019-2 CLO LTD.,

WIND RIVER 2019-3 CLO LTD.,

WIND RIVER 2020-1 CLO LTD.,

WIND RIVER 2021-1 CLO LTD.,

WIND RIVER 2021-2 CLO LTD.,

WIND RIVER 2021-3 CLO LTD.,

WIND RIVER 2021-4 CLO LTD.,

WIND RIVER 2022-1 CLO LTD.,

WIND RIVER 2022-2 CLO LTD.,

WIND RIVER 2023-1 CLO LTD.,

WIND RIVER 2024-1 CLO LTD.,

BIGHORN IX, LTD.,

NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC,

FIRST EAGLE CLARENDON FUND CLO LLC,

NEWSTAR EXETER FUND CLO LLC,

FIRST EAGLE BSL CLO 2019-1 LTD.,

FIRST EAGLE STRATEGIC FUNDING, LLC,

FIRST EAGLE STRATEGIC FUNDING HOLDINGS, LLC,

FIRST EAGLE PEI FUND (BLOCKER), LLC,

FIRST EAGLE PEI FUND SPV, LLC,

FIRST EAGLE CO-INVESTMENT FUND I, LLC,

FIRST EAGLE DIVERSIFIED CREDIT FUND-A, LLC,

CUTWATER 2014-I, LTD,

CUTWATER 2015-I, LTD,

LAKE NAVY FUND, LP,

NAPIER PARK VALUE CREDIT MASTER FUND I LP,

NAPIER PARK VALUE CREDIT FUND I LP

500 Boylston Street, Suite 1200

Boston, MA 02116

(800) 450-4424

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Sabrina Rusnak-Carlson

First Eagle Alternative Credit, LLC

500 Boylston Street, Suite 1200

Boston, MA 02116

(800) 450-4424

Copies to:

Christopher P. Healey, Esq.

Davis Polk & Wardwell LLP

1050 17th Street NW

Washington, DC 20036

Christopher.Healey@davispolk.com

April 11, 2025

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

FIRST EAGLE PRIVATE CREDIT FUND, AND FIRST EAGLE CREDIT OPPORTUNITIES FUND, AND FIRST EAGLE REAL ESTATE DEBT FUND, AND FIRST EAGLE TACTICAL MUNICIPAL OPPORTUNITIES FUND, AND FIRST EAGLE INVESTMENT MANAGEMENT LLC, AND FIRST EAGLE ALTERNATIVE CREDIT, LLC, AND FIRST EAGLE ALTERNATIVE CREDIT EU, LLC, AND NAPIER PARK GLOBAL CAPITAL (US) LP, AND FIRST EAGLE CREDIT OPPORTUNITIES FUND SPV, LLC, AND FIRST EAGLE PRIVATE CREDIT FUND SPV, LLC, AND NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC, AND FIRST EAGLE BERKELEY FUND CLO LLC, AND FIRST EAGLE COMMERCIAL LOAN FUNDING 2016-1 LLC, AND FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC, AND NEWSTAR FAIRFIELD FUND CLO LTD., AND LAKE SHORE MM CLO I LTD., AND LAKE SHORE MM CLO II LTD., AND LAKE SHORE MM CLO IV LLC, AND LAKE SHORE MM CLO V LLC, AND LJV I MM CLO LLC AND FIRST EAGLE DIRECT LENDING FUND IV, LLC, AND FIRST EAGLE DIRECT LENDING LEVERED FUND IV, LLC, AND FIRST EAGLE DIRECT LENDING IV CO-INVEST, LLC, AND FIRST EAGLE DIRECT LENDING LEVERED FUND IV SPV, LLC, AND FIRST EAGLE DIRECT LENDING V-A, LLC, AND FIRST EAGLE DIRECT LENDING V-B, LLC, AND FIRST EAGLE DIRECT LENDING V-B SPV, LLC, AND FIRST EAGLE DIRECT LENDING V-C SCSP, AND FIRST EAGLE DIRECT LENDING VI-A, LLC, AND FIRST EAGLE DIRECT LENDING VI-B, LLC, AND FIRST EAGLE DIRECT LENDING VI-C, ELP, AND SOUTH SHORE VI LLC, AND WIND RIVER 2013-1 CLO LTD., AND WIND RIVER 2013

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

APPLICATION FOR AN ORDER

PURSUANT TO SECTIONS 17(d) AND 57(i)

OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

PERMITTING CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 17(d) AND

57(a)(4) OF AND RULE 17d-1 UNDER THE

INVESTMENT COMPANY ACT OF 1940

2 CLO LTD., AND WIND RIVER 2014-1 CLO LTD.,

AND WIND RIVER 2014-2 CLO LTD., AND WIND RIVER 2014-3 CLO LTD., AND WIND RIVER 2014-3K CLO LTD., AND WIND RIVER 2015-1 CLO LTD., AND WIND RIVER 2016-1K CLO LTD., AND WIND RIVER 2016-2 CLO LTD., AND WIND RIVER 2017-1 CLO LTD., AND WIND RIVER 2017-3 CLO LTD., AND WIND RIVER 2017-4 CLO LTD., AND WIND RIVER 2018-1 CLO LTD., AND WIND RIVER 2018-2 CLO LTD., AND WIND RIVER 2018-3 CLO LTD., AND WIND RIVER 2019-1 CLO LTD., AND WIND RIVER 2019-2 CLO LTD., AND WIND RIVER 2019-3 CLO LTD., AND WIND RIVER 2020-1 CLO LTD., AND WIND RIVER 2021-1 CLO LTD., AND WIND RIVER 2021-2 CLO LTD., AND WIND RIVER 2021-3 CLO LTD., AND WIND RIVER 2021-4 CLO LTD., AND WIND RIVER 2022-1 CLO LTD., AND WIND RIVER 2022-2 CLO LTD., AND WIND RIVER 2023-1 CLO LTD., AND WIND RIVER 2024-1 CLO LTD., AND BIGHORN IX, LTD., AND NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC, AND FIRST EAGLE CLARENDON FUND CLO LLC, AND NEWSTAR EXETER FUND CLO LLC, AND FIRST EAGLE BSL CLO 2019-1 LTD., AND FIRST EAGLE STRATEGIC FUNDING, LLC, AND FIRST EAGLE STRATEGIC FUNDING HOLDINGS, LLC, AND FIRST EAGLE PEI FUND (BLOCKER), LLC, AND FIRST EAGLE PEI FUND SPV, LLC, AND FIRST EAGLE CO-INVESTMENT FUND I, LLC, AND FIRST EAGLE DIVERSIFIED CREDIT FUND-A, LLC, AND CUTWATER 2104-I, LTD, AND CUTWATER 2015-I, LTD, AND LAKE NAVY FUND, LP, AND NAPIER PARK VALUE CREDIT MASTER FUND I LP, AND NAPIER PARK VALUE CREDIT FUND I LP.

500 BOYLSTON STREET, SUITE 1200

BOSTON, MASSACHUSETTS 12116

File No. 812-

: : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : : :

I. SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder. The Order would supersede the exemptive order issued by the Commission on July 13, 2021 (the “Prior Order”)2 that was granted pursuant to Sections 17(d) and 57(i) and Rule 17d-1, with the result that no person will continue to rely on the Prior Order if the Order is granted.

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	See First Eagle Alternative Capital BDC, Inc. (File No. 812-15151) Investment Company Act Rel. Nos. 34301 (June 15, 2021) (notice) and 34330 (July 13, 2021) (order).

•	First Eagle Private Credit Fund (“FEPCF”), a closed-end non-diversified management investment company that has elected to be regulated as a Business Development Company (“BDC”) under the 1940 Act;

•	First Eagle Private Credit Fund SPV, LLC (“FEPCF SPV Sub”), a Wholly-Owned Investment Sub of FEPCF;

•	First Eagle Credit Opportunities Fund (“FECOF”), a closed-end non-diversified management investment company registered under the 1940 Act;

•	First Eagle Credit Opportunities Fund SPV, LLC (“FECOF Sub”), a Wholly-Owned Investment Sub of FECOF;

•	First Eagle Real Estate Debt Fund (“FEREDF”), a closed-end non-diversified management investment company registered under the 1940 Act;

•

First Eagle Tactical Municipal Opportunities Fund (“FETMOF”), a closed-end non-diversified management investment company registered under the 1940 Act (together with FEPCF, FECOF and FEREDF, the “Existing Regulated Funds”3);

[3]

“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

•	First Eagle Investment Management, LLC (“First Eagle”), an investment adviser registered under the Investment Advisers Act of 1940 (the “Advisers Act”), and its successors;

•	First Eagle Alternative Credit, LLC (“FEAC”), an investment adviser registered under the Advisers Act , and its successors;

•	First Eagle Alternative Credit EU, LLC (“FEAC EU”), a relying adviser of FEAC, and its successors;

•	Napier Park Global Capital (US) LP (“Napier Park”), an investment adviser registered under the Advisers Act, and its successors;

•

Certain accounts identified in Appendix A that the Existing Advisers and their direct and indirect wholly owned subsidiaries, from time to time, may use to hold various financial assets in a principal capacity and that currently intend to participate in Co-Investment Transactions (together, in such capacity, the “Existing Proprietary Accounts”); and

•

The investment vehicles identified in Appendix A (the “Existing Affiliated Funds” and, together with the Regulated Funds, the Existing Advisers, the FEPCF SPV Sub, the FEPCF Servicer Sub, the FECOF Sub, and the Existing Proprietary Accounts, the “Applicants”).[4]

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund and one or more Affiliated Entities5 to engage in Co-Investment Transactions6 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”7 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.8

II. GENERAL DESCRIPTION OF THE APPLICANTS

A.	First Eagle Private Credit Fund and FEPCF SPV Sub

FEPCF was organized under the Delaware Statutory Trust Act on October 20, 2021. FEPCF is a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. FEPCF commenced operations on July 10, 2023. FEPCF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FEPCF’s principal place of business is 1345 Avenue of the Americas, New York, NY 10105.

[4]

All existing entities that currently intend to rely upon the requested Order have been named as Applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Application.

[5]

“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than of an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[6]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[7]

“Adviser” means First Eagle, FEAC, FEAC EU, Napier Park, and any other investment adviser controlling, controlled by, or under common control with First Eagle, FEAC, FEAC EU and/or Napier Park. The term “Adviser” also includes any internally-managed Regulated Fund.

[8]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).

FEPCF SPV Sub is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of FEPCF.

FEPCF’s investment objectives are to generate returns in the form of current income and, to a lesser extent, long term capital appreciation of investments. FEPCF has a six-member board (the “FEPCF Board”), of which five members are not “interested” persons of the fund within the meaning of Section 2(a)(19) of the 1940 Act. 9

B.	First Eagle Credit Opportunities Fund and FECOF Sub

FECOF was organized under the Delaware Statutory Trust Act on July 8, 2020. FECOF is a closed-end management investment company that is registered under the 1940 Act. FECOF commenced operations on September 15, 2020. FECOF intends to qualify annually as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended. FECOF’s principal place of business is 1345 Avenue of the Americas, New York, NY 10105.

FECOF Sub is a limited liability company under the laws of the State of Delaware and a wholly-owned subsidiary of FECOF.

FECOF’s primary investment objective is to provide current income, with a secondary objective of providing long-term risk-adjusted returns. FECOF has a nine-member board (the “FEPCF Board”), of which two members are not “interested” persons of the fund within the meaning of Section 2(a)(19) of the 1940 Act.

C.	First Eagle Real Estate Debt Fund

FEREDF was organized under the Delaware Statutory Trust Act on December 22, 2023. FEREDF is a closed-end management investment company that is registered under the 1940 Act. FEREDF commenced investment operations on March 31, 2025. FEREDF intends to elect to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended. FEREDF’s principal place of business is 1345 Avenue of the Americas, New York, NY 10105.

FEREDF’s primary investment objective is to provide attractive risk-adjusted returns and current income. FEREDF has a nine-member board (the “FEREDF Board”), of which two members are not “interested” persons of the fund within the meaning of Section 2(a)(19) of the 1940 Act.

D.	First Eagle Tactical Municipal Opportunities Fund

FETMOF was organized under the Delaware Statutory Trust Act on December 23, 2024. FETMOF is a closed-end management investment company that is registered under the 1940 Act. FETMOF has yet to commence investment operations. FETMOF intends to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. FETMOF’s principal place of business is 1345 Avenue of the Americas, New York, NY 10105.

FETMOF’s primary investment objective is to provide high current income exempt from regular federal income taxes. Capital appreciation is a secondary objective when consistent with FETMOF’s primary objective. FETMOF has a nine-member board (the “FEREDF Board”), of which two members are not “interested” persons of the fund within the meaning of Section 2(a)(19) of the 1940 Act.

E.	The Existing Affiliated Funds and the Existing Proprietary Account

First Eagle is the investment adviser to four of the Existing Affiliated Funds, FEAC is the investment adviser to 64 of the Existing Affiliated Funds, and Napier Park is the investment adviser to three Existing Affiliated Funds. FEAC also serves as sub-adviser to two of the Existing Affiliated Funds. A complete list of the Existing Affiliated Funds is included in Appendix A.10

The Existing Proprietary Account will, from time to time, hold various financial assets in a principal capacity. The Existing Proprietary Account is included in Appendix A.

[9]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.
[10]

In the future, an Affiliated Entity that is not a Regulated Fund may register as a closed-end management investment company or elect to be regulated as a business development company under the 1940 Act and, if so, will be considered a Regulated Fund for purposes of this application.

F.	First Eagle Investment Management, LLC, First Eagle Alternative Credit, LLC, First Eagle Alternative Credit EU, LLC and Napier Park Global Capital (US) LP

First Eagle serves as the investment adviser of the Existing Regulated Funds; First Eagle, FEAC, and Napier Park serve as the investment adviser of the Existing Affiliated Funds, as applicable; FEAC serves as the investment sub-adviser of FEPCF and FECOF; and either First Eagle, FEAC, FEAC EU, Napier Park or another Adviser will serve as the investment adviser to any Future Regulated Fund. FEAC also provides or will provide administrative services to certain Existing Regulated Funds and Existing Affiliated Funds, as applicable, under an administrative services agreement. Each of First Eagle and FEAC is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. FEAC EU is a Delaware limited liability company and is a relying adviser of FEAC.

First Eagle is the parent company of each of FEAC, FEAC EU and Napier Park. First Eagle is a direct subsidiary of First Eagle Holdings, Inc., a Delaware holding company (“FE Holdings”). No other entity currently owns above 10% of First Eagle. First Eagle is a global asset manager and manages assets for a wide range of clients, including institutional investors, financial professionals and individual investors. FEAC is a wholly-owned subsidiary of First Eagle, and FEAC EU and Napier Park are indirect wholly-owned subsidiaries of First Eagle. The firm has offices in the U.S. and Europe and is headquartered in New York, NY.

Under the terms of an investment advisory agreement with each Existing Regulated Fund and each Existing Affiliated Fund, as applicable, First Eagle, FEAC, FEAC EU or Napier Park will, among other things, manage the investment portfolio, direct purchases and sales of portfolio securities and report thereon to each Existing Regulated Fund’s and Existing Affiliated Fund’s officers and directors/trustees/manager regularly.

III. ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A. Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”11 in which the fund is a participant without first obtaining an order from the SEC.

Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

[11]

Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B. Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). First Eagle, FEAC, FEAC EU and Napier Park are under common control, and are thus affiliated persons of each other. FEAC is wholly-owned by First Eagle. FEAC controls all of FEAC EU’s outstanding voting interest. Napier Park is wholly-owned by Napier Park Global Capital LLC, a wholly-owned subsidiary of First Eagle. Accordingly, with respect to the Existing Advisers and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with First Eagle, FEAC, FEAC EU, Napier Park, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1. Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.12

2. Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,13 of the Regulated Fund (“Required Majority”) will take the steps set forth in Section 57(f) of the 1940 Act,14 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

[12]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[13]

Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.

[14]

Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.

3. Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.15

4. No Remuneration. Any transaction fee16 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5. Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.17

6. Dispositions:

(a)

Prior to any Disposition[18] by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

[15]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[16]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[17]	The Affiliated Entities may adopt shared Co-Investment Policies.
[18]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.

(b)

Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.[19]

7. Board Oversight

(a)	Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)

Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)

At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)

Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)

The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8. Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).

9. In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

[19]

“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.

IV. STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A. Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B. Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V. PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).20 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[20]

See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987 (August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

VI. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application, the Notice and the Order to:

Sabrina Rusnak-Carlson

First Eagle Alternative Credit, LLC

500 Boylston Street

Boston, MA 02116

(800) 450-4424

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Christopher P. Healey, Esq.

Davis Polk & Wardwell LLP

1050 17th Street NW

Washington, DC 20036

Christopher.Healey@davispolk.com

B. Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

The Applicants have caused this Application to be duly signed on their behalf on the 11th day of April, 2025.

FIRST EAGLE PRIVATE CREDIT FUND

By: First Eagle Alternative Credit, LLC
Its: Sub-Adviser

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE CREDIT OPPORTUNITIES FUND By: First Eagle Alternative Credit, LLC, its Sub-Adviser

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE REAL ESTATE DEBT FUND

By:	/s/ Sheelyn Michael
	Name:	Sheelyn Michael
	Title:	Secretary and Deputy General Counsel

FIRST EAGLE TACTICAL MUNICIPAL OPPORTUNITIES FUND

By:	First Eagle Investment Management, LLC, its Investment Adviser

By:	/s/ David O’Connor
	Name:	David O’Connor
	Title:	General Counsel

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ David O’Connor
	Name:	David O’Connor
	Title:	General Counsel

FIRST EAGLE ALTERNATIVE CREDIT, LLC

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE ALTERNATIVE CREDIT EU, LLC

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

Napier Park Global Capital (US) LP

By:	/s/ Jeffrey Traum
	Name:	Jeffrey Traum
	Title:	General Counsel

FIRST EAGLE CREDIT OPPORTUNITIES FUND SPV, LLC By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE PRIVATE CREDIT FUND SPV, LLC

By:	First Eagle Private Credit Fund, its Initial Member

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE BERKELEY FUND CLO LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE COMMERCIAL LOAN FUNDING 2016-1 LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NEWSTAR FAIRFIELD FUND CLO LTD. By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE SHORE MM CLO I LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE SHORE MM CLO II LTD. By: First Eagle Alternative Credit EU, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE SHORE MM CLO IV LLC By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE SHORE MM CLO V LLC By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LJV I MM CLO LLC By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING FUND IV, LLC By: First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING LEVERED FUND IV, LLC By: First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING IV CO-INVEST, LLC By: First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING LEVERED FUND IV SPV, LLC By: First Eagle Direct Lending Levered Fund IV, LLC, its Manager By: First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING V-A, LLC By: First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING V-B, LLC By: First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING V-B SPV, LLC By: First Eagle Direct Lending V-B, LLC, its Designated Manager By: First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING V-C SCSP By: First Eagle Alternative Credit, LLC, its Portfolio Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING VI-A, LLC By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING VI-B, LLC By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING VI-C, ELP By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

SOUTH SHORE VI LLC By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2013-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2013-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2014-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2014-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2014-3 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2014-3K CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
Name: Sabrina Rusnak-Carlson
Title: General Counsel and Secretary

WIND RIVER 2015-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
Name: Sabrina Rusnak-Carlson
Title: General Counsel and Secretary

WIND RIVER 2016-1K CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
Name: Sabrina Rusnak-Carlson
Title: General Counsel and Secretary

WIND RIVER 2016-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
Name: Sabrina Rusnak-Carlson
Title: General Counsel and Secretary

WIND RIVER 2017-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
Name: Sabrina Rusnak-Carlson
Title: General Counsel and Secretary

WIND RIVER 2017-3 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
Name: Sabrina Rusnak-Carlson
Title: General Counsel and Secretary

WIND RIVER 2017-4 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2018-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2018-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2018-3 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2019-1 CLO LTD. By: First Eagle Alternative Credit EU, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2019-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Warehouse Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2019-3 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2020-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2021-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Asset Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2021-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2021-3 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2021-4 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2022-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2022-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2023-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2024-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

BIGHORN IX, LTD. By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE CLARENDON FUND CLO LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NEWSTAR EXETER FUND CLO LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE BSL CLO 2019-1 LLC By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE STRATEGIC FUNDING, LLC

By: First Eagle Strategic Funding Holdings, LLC, its Member
By:	First Eagle Alternative Credit, LLC, its Member

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE STRATEGIC FUNDING HOLDINGS, LLC

By: First Eagle Alternative Credit, LLC, its Member

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE PEI FUND (BLOCKER), LLC

By: First Eagle PEI Fund (Blocked), LP, its Sole Member
By: First Eagle Alternative Credit, LLC, its Investment Adviser

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE PEI FUND SPV, LLC

By: First Eagle PEI Fund (Blocker), LLC, its Manager
By: First Eagle PEI Fund (Blocked), LP, its Sole Member
By: First Eagle Alternative Credit, LLC, its Investment Adviser

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE CO-INVESTMENT FUND I, LLC

By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIVERSIFIED CREDIT FUND-A, LLC

By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

CUTWATER 2014-I, LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

CUTWATER 2015-I, LTD.

By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE NAVY FUND, LP

By: Napier Park Global Capital (US) LP, its Investment Manager

By:	/s/ Jeffrey Traum
	Name:	Jeffrey Traum
	Title:	Senior Managing Director and General Counsel

NAPIER PARK VALUE CREDIT MASTER FUND I LP

By:	Napier Park Global Capital (US) LP, its Investment Manager

By:	/s/ Jeffrey Traum
	Name:	Jeffrey Traum
	Title:	Senior Managing Director and General Counsel

NAPIER PARK VALUE CREDIT FUND I LP

By:	Napier Park Global Capital (US) LP, its Investment Manager

By:	/s/ Jeffrey Traum
	Name:	Jeffrey Traum
	Title:	Senior Managing Director and General Counsel

The undersigned states that he or she has duly executed the attached Application for an Order under Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended, and Rule 17d-1 thereunder, dated April 29, 2022, for and on behalf of the Applicants, as the case may be, that he or she holds the office with such entity as indicated below and that all actions by the stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such Application have been taken. The undersigned further says that he or she is familiar with the instrument and the contents thereof, and that the facts set forth therein are true to the best of his or her knowledge, information, and belief.

FIRST EAGLE PRIVATE CREDIT FUND By: First Eagle Alternative Credit, LLC, its Sub-Adviser

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE CREDIT OPPORTUNITIES FUND By: First Eagle Alternative Credit, LLC, its Sub-Adviser

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE REAL ESTATE DEBT FUND

By:	/s/ Sheelyn Michael
	Name:	Sheelyn Michael
	Title:	Secretary and Deputy General Counsel

FIRST EAGLE TACTICAL MUNICIPAL OPPORTUNITIES FUND

By:	First Eagle Investment Management, LLC, its Investment Adviser

By:	/s/ David O’Connor
	Name:	David O’Connor
	Title:	General Counsel

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	/s/ David O’Connor
	Name:	David O’Connor
	Title:	General Counsel

FIRST EAGLE ALTERNATIVE CREDIT, LLC

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE ALTERNATIVE CREDIT EU, LLC

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NAPIER PARK GLOBAL CAPITAL (US) LP

By:	/s/ Jeffrey Traum
	Name:	Jeffrey Traum
	Title:	General Counsel

FIRST EAGLE CREDIT OPPORTUNITIES FUND SPV, LLC By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE PRIVATE CREDIT FUND SPV, LLC

By:	First Eagle Private Credit Fund, its Initial Member

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE BERKELEY FUND CLO LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE COMMERCIAL LOAN FUNDING 2016-1 LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC

By:	First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NEWSTAR FAIRFIELD FUND CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE SHORE MM CLO I LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE SHORE MM CLO II LTD. By: First Eagle Alternative Credit EU, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE SHORE MM CLO IV LLC By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE SHORE MM CLO V LLC By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LJV I MM CLO LLC By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING FUND IV, LLC

By:	First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING LEVERED FUND IV, LLC

By:	First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING IV CO-INVEST, LLC

By:	First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING LEVERED FUND IV SPV, LLC

By:	First Eagle Direct Lending Levered Fund IV, LLC, its Manager
By:	First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING V-A, LLC

By:	First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING V-B, LLC

By:	First Eagle Alternative Credit, LLC, its Manager
By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING V-B SPV, LLC

By:	First Eagle Direct Lending V-B, LLC, its Designated Manager
By:	First Eagle Alternative Credit, LLC, its Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING V-C SCSP

By:	First Eagle Alternative Credit, LLC, its Portfolio Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING VI-A, LLC

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING VI-B, LLC

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIRECT LENDING VI-C, ELP

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

SOUTH SHORE VI LLC

By:	First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2013-1 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2013-2 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2014-1 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2014-2 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2014-3 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2014-3K CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2015-1 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2016-1K CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2016-2 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2017-1 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2017-3 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2017-4 CLO LTD.

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2018-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2018-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2018-3 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2019-1 CLO LTD. By: First Eagle Alternative Credit EU, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2019-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Warehouse Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2019-3 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2020-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2021-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Asset Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2021-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2021-3 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2021-4 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2022-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2022-2 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2023-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

WIND RIVER 2024-1 CLO LTD. By: First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

BIGHORN IX, LTD. By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE CLARENDON FUND CLO LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

NEWSTAR EXETER FUND CLO LLC By: First Eagle Alternative Credit, LLC, its Designated Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE BSL CLO 2019-1 LLC By: First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE STRATEGIC FUNDING, LLC

By:	First Eagle Strategic Funding Holdings, LLC, its Member
By:	First Eagle Alternative Credit, LLC, its Member

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE STRATEGIC FUNDING HOLDINGS, LLC

By:	First Eagle Alternative Credit, LLC, its Member

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE PEI FUND (BLOCKER), LLC

By: By:	First Eagle PEI Fund (Blocked), LP, its Sole Member First Eagle Alternative Credit, LLC, its Investment Adviser

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE PEI FUND SPV, LLC

By: By: By:	First Eagle PEI Fund (Blocker), LLC, its Manager First Eagle PEI Fund (Blocked), LP, its Sole Member First Eagle Alternative Credit, LLC, its Investment Adviser

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE CO-INVESTMENT FUND I, LLC

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

FIRST EAGLE DIVERSIFIED CREDIT FUND-A, LLC

By:	First Eagle Alternative Credit, LLC, its Investment Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

CUTWATER 2014-I, LTD.

By:	First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

CUTWATER 2015-I, LTD.

By:	First Eagle Alternative Credit, LLC, its Collateral Manager

By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

LAKE NAVY FUND, LP

By:	Napier Park Global Capital (US) LP, its Investment Manager

By:	/s/ Jeffrey Traum
	Name:	Jeffrey Traum
	Title:	Senior Managing Director and General Counsel

NAPIER PARK VALUE CREDIT MASTER FUND I LP

By:	Napier Park Global Capital (US) LP, its Investment Manager

By:	/s/ Jeffrey Traum
	Name:	Jeffrey Traum
	Title:	Senior Managing Director and General Counsel

NAPIER PARK VALUE CREDIT FUND I LP

By:	Napier Park Global Capital (US) LP, its Investment Manager

By:	/s/ Jeffrey Traum
	Name:	Jeffrey Traum
	Title:	Senior Managing Director and General Counsel

Appendix A

All Existing Affiliated Funds are advised by an Adviser as set forth below:

A.	ADVISER IS FIRST EAGLE INVESTMENT MANAGEMENT LLC

1.	FIRST EAGLE PRIVATE CREDIT FUND

2.	FIRST EAGLE CREDIT OPPORTUNITIES FUND

3.	FIRST EAGLE REAL ESTATE DEBT FUND

4.	FIRST EAGLE TACTICAL MUNICIPAL OPPORTUNITIES FUND

B.	ADVISER IS FIRST EAGLE ALTERNATIVE CREDIT, LLC

1.	FIRST EAGLE CREDIT OPPORTUNITIES FUND SPV, LLC

2.	FIRST EAGLE PRIVATE CREDIT FUND SPV, LLC

3.	NEWSTAR ARLINGTON SENIOR LOAN PROGRAM LLC

4.	FIRST EAGLE BERKELEY FUND CLO LLC

5.	FIRST EAGLE COMMERCIAL LOAN FUNDING 2016-1 LLC

6.	FIRST EAGLE COMMERCIAL LOAN ORIGINATOR I LLC

7.	NEWSTAR FAIRFIELD FUND CLO LTD.

8.	LAKE SHORE MM CLO I LTD.

9.	LAKE SHORE MM CLO II LTD.

10.	LAKE SHORE MM CLO IV LLC

11.	LAKE SHORE MM CLO V LLC

12.	LJV I MM CLO LLC

13.	FIRST EAGLE DIRECT LENDING FUND IV, LLC

14.	FIRST EAGLE DIRECT LENDING LEVERED FUND IV, LLC

15.	FIRST EAGLE DIRECT LENDING IV CO-INVEST, LLC

16.	FIRST EAGLE DIRECT LENDING LEVERED FUND IV SPV, LLC

17.	FIRST EAGLE DIRECT LENDING V-A, LLC

18.	FIRST EAGLE DIRECT LENDING V-B, LLC

19.	FIRST EAGLE DIRECT LENDING V-B SPV, LLC

20.	FIRST EAGLE DIRECT LENDING V-C SCSP

21.	FIRST EAGLE DIRECT LENDING VI-A, LLC

22.	FIRST EAGLE DIRECT LENDING VI-B, LLC

23.	FIRST EAGLE DIRECT LENDING VI-C, ELP

24.	SOUTH SHORE VI LLC,

25.	WIND RIVER 2013-1 CLO LTD.,

26.	WIND RIVER 2013-2 CLO LTD.,

27.	WIND RIVER 2014-1 CLO LTD.,

28.	WIND RIVER 2014-2 CLO LTD.,

29.	WIND RIVER 2014-3 CLO LTD.,

30.	WIND RIVER 2014-3K CLO LTD.,

31.	WIND RIVER 2015-1 CLO LTD.,

32.	WIND RIVER 2016-1K CLO LTD.,

33.	WIND RIVER 2016-2 CLO LTD.,

34.	WIND RIVER 2017-1 CLO LTD.,

35.	WIND RIVER 2017-3 CLO LTD.,

36.	WIND RIVER 2017-4 CLO LTD.,

37.	WIND RIVER 2018-1 CLO LTD.,

38.	WIND RIVER 2018-2 CLO LTD.,

39.	WIND RIVER 2018-3 CLO LTD.

40.	WIND RIVER 2019-1 CLO LTD.

41.	WIND RIVER 2019-2 CLO LTD.

42.	WIND RIVER 2019-3 CLO LTD.

43.	WIND RIVER 2020-1 CLO LTD.

44.	WIND RIVER 2021-1 CLO LTD.

45.	WIND RIVER 2021-2 CLO LTD.

46.	WIND RIVER 2021-3 CLO LTD.

47.	WIND RIVER 2021-4 CLO LTD.

48.	WIND RIVER 2022-1 CLO LTD.

49.	WIND RIVER 2022-2 CLO LTD.

50.	WIND RIVER 2023-1 CLO LTD.

51.	WIND RIVER 2024-1 CLO LTD.

52.	BIGHORN IX, LTD.

53.	NEWSTAR COMMERCIAL LOAN FUNDING 2017-1 LLC

54.	FIRST EAGLE CLARENDON FUND CLO LLC

55.	NEWSTAR EXETER FUND CLO LLC

56.	FIRST EAGLE BSL CLO 2019-1 LTD.

57.	FIRST EAGLE STRATEGIC FUNDING, LLC

58.	FIRST EAGLE STRATEGIC FUNDING HOLDINGS, LLC

59.	FIRST EAGLE PEI FUND (BLOCKER), LLC

60.	FIRST EAGLE PEI FUND SPV, LLC

61.	FIRST EAGLE CO-INVESTMENT FUND I, LLC

62.	FIRST EAGLE DIVERSIFIED CREDIT FUND-A, LLC

63.	CUTWATER 2104-I, LTD.

64.	CUTWATER 2015-I, LTD

C.	ADVISER IS NAPIER PARK GLOBAL CAPITAL (US) LP

1.	LAKE NAVY FUND, LP

2.	NAPIER PARK VALUE CREDIT MASTER FUND I LP

3.	NAPIER PARK VALUE CREDIT FUND I LP

The Existing Proprietary Account is set forth below:

1.	FIRST EAGLE STRATEGIC FUNDING, LLC

Appendix B

Resolutions of the Board of Trustees of First Eagle Private Credit Fund (the “Fund”)

WHEREAS, the Board deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Adopted April 11, 2025

Appendix C

Resolutions of the Board of Trustees of each of First Eagle Credit Opportunities Fund, First Eagle Real Estate Debt Fund, and First Eagle Tactical Municipal Opportunities Fund (as to each such fund, each Board of Trustees is referred to in these resolutions as the “Board” and each fund as the “Fund”)

WHEREAS, First Eagle Investment Management (“FEIM”) has informed the Board that it deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; and

WHEREAS, based on FEIM’s assertions and the materials provided to the Board, the Board concurs that it is advisable and in the best interest of the Fund to file the Application with the Commission; now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution (including for the avoidance of doubt in the case of First Eagle Credit Opportunities Fund adopting resolutions on behalf of the Fund as the sole shareholder and “Initial Member” of its wholly owned subsidiary, First Eagle Credit Opportunities Fund SPV, LLC, substantially similar to the resolutions set out here and with the intent that First Eagle Credit Opportunities Fund SPV, LLC be authorized and directed to prepare, execute and cause to be filed with the Commission such Application on its own behalf); and be it further

RESOLVED, that any and all actions previously taken by the Fund or any of its trustees or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Adopted April 10, 2025

Appendix D

Resolutions of the Initial Member of First Eagle Credit Opportunities Fund SPV, LLC (the “Fund”)

WHEREAS, the Initial Member deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED, that any and all actions previously taken by the Fund or its Initial Member or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Adopted April 11, 2025

Appendix E

Resolutions of the Initial Member of First Eagle Private Credit Fund SPV, LLC (the “Fund”)

WHEREAS, the Initial Member deems it advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder; now therefore be it

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name to prepare, execute, and cause to be filed with the Commission an Application for an order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act; and be it further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and be it further

RESOLVED, that any and all actions previously taken by the Fund or its Initial Member or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

Adopted April 11, 2025